As filed with the Securities and Exchange Commission on December 22, 2011

Securities Act File No. 333-167629

Investment Company Act File No. 811-22430

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the

Securities Exchange Act of 1934)

Man Long Short Fund

(Name of Issuer)

Man Long Short Fund

(Names of Person(s) Filing Statement)

Shares of Beneficial Interest, Par Value $0.01

(Title of Class of Securities)

56164W103 (Class Adviser)

56164W201 (Class Broker)

(CUSIP Number of Class of Securities)

Orly Lax, Esq.

Man Long Short Fund

One Rockefeller Plaza, 16th Floor

New York, NY 10020

(646) 452-9640

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Michael S. Caccese, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation: $4,651,060	Amount of Filing Fee: 533.01**

*	Calculated at the aggregate maximum purchase price to be paid for Shares in the offer.

**	Calculated at $114.60 per $1,000,000.00 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________

Form or Registration No.:_______________ Date Filed:___________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, dated December 22, 2011 that is attached as Exhibit (a)(1)(i) (“Offer to Purchase”) and is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Man Long Short Fund (the “Fund”), a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The Fund emphasizes efficient allocation of investor capital, selecting pooled investment vehicles managed by independent investment managers. Man Investments (USA) LLC serves as the Fund’s investment adviser (the “Adviser”). The principal executive offices of the Fund are located at One Rockefeller Plaza, 16th Floor, New York, NY 10020, (888) 335-1244.

(b) Reference is hereby made to the Summary Term Sheet of the Offer to Purchase that is incorporated herein by reference.

(c) The Shares are not currently traded on an established secondary trading market.

Item 3.	Identity and Background of Filing Person.

(a) The name of the issuer is Man Long Short Fund. The principal executive offices of the Fund are located at One Rockefeller Plaza, 16th Floor, New York, NY 10020, (888) 335-1244. Man Investments (USA) LLC serves as the Adviser. The principal executive office of the Adviser is located at One Rockefeller Plaza, 16th Floor, New York, NY 10020 and the telephone number is (888) 335-1244. The Fund is controlled by a Board of Trustees.

(b)-(d) Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)

(i) Reference is hereby made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase that is incorporated herein by reference.

(ii) A copy of the Offer to Purchase and the related Letter of Transmittal are attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii) Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii) Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix) Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi) Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

(c)- (f) Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d) Not applicable.

(e) Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 6 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)	The Fund does not hold any Shares in treasury.

(b) Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b) Not applicable.

Item 10.	Financial Statements.

(a) The Fund commenced operations on September 1, 2010. The Fund’s audited financial information for the period ended March 31, 2011 is incorporated herein by reference to the report filed with the SEC on Form N-CSR on June 6, 2011 (File number 811-22430). The Fund will prepare and transmit to Shareholders unaudited semi-annual and audited annual reports with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

(b) Not applicable.

Item 11.	Additional Information.

(a)	(1) None

(2)	None

(3)	Not Applicable.

(4)	Not Applicable.

(5)	None

(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)	(1) (i) Offer to Purchase.

(ii)	Form of Letter of Transmittal.

(iii)	Letter to Shareholders.

(2)-(5)	Not applicable.

v

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man Long Short Fund

By:	/s/ John B. Rowsell
John B. Rowsell
President

December 22, 2011

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Shareholders.